SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)*

                                 eUniverse, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  298 412 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Lisa A. Weiss, Esq.                         With a copy to:
    Senior Vice President and
    General Counsel                             David H. Landau, Esq.
    Sony Music Entertainment Inc.               Katten Muchin Zavis Rosenman
    550 Madison Avenue                          575 Madison Avenue
    New York, New York 10022                    New York, New York 10022
    (212) 833-8000                              (212) 940-8800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

CUSIP NO. 298 412 10 7            SCHEDULE 13D                 PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SONY MUSIC ENTERTAINMENT INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        4,679,686 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     4,704,686 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,704,686
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      15.6% (3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) 550 Digital Media Ventures Inc. ("550 DMV") holds these shares and is owned by Sony Music Entertainment Inc. ("Sony Music") and Sony Corporation of America ("SCA"). Accordingly, each of Sony Music and SCA has beneficial ownership of the shares. Sony Music is an indirect wholly-owned subsidiary of SCA.
(2) Sony Music and SCA are deemed the beneficial owners of 25,000 shares of eUniverse Common Stock issuable upon the exercise of stock options held by Thomas Gewecke (See Item 6, below).
(3) Based on 30,239,001 shares outstanding: (1) 28,745,469 shares outstanding as of December 1, 2003 as reported in eUniverse, Inc.'s Proxy Statement on
      Schedule 14A filed with the SEC on December 30, 2003, (2) an additional 1,468,532 shares (assuming conversion today of all of the Series B Preferred Stock held by 550 DMV) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended, and (3) an additional 25,000 shares of common stock issuable upon the exercise of currently exercisable options, over which shares Sony Music has dispositive power and the right to all proceeds.

CUSIP NO. 298 412 10 7            SCHEDULE 13D                 PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SONY CORPORATION OF AMERICA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        4,679,686 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     4,704,686 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,704,686
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      15.6% (3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) 550 DMV holds these shares and is owned by Sony Music and SCA. Accordingly, Sony Music and SCA have beneficial ownership of these shares.
(2) Sony Music and SCA are deemed the beneficial owners of 25,000 shares of eUniverse Common Stock issuable upon the exercise of stock options held by Thomas Gewecke (See Item 6, below).
(3) Based on 30,239,001 shares outstanding: (1) 28,745,469 shares outstanding as of December 1, 2003 as reported in eUniverse, Inc.'s Proxy Statement on
      Schedule 14A filed with the SEC on December 30, 2003, (2) an additional 1,468,532 shares (assuming conversion today of all of the Series B Preferred Stock held by 550 DMV) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended, and (3) an additional 25,000 shares of common stock issuable upon the exercise of currently exercisable options, over which shares Sony Music has dispositive power and the right to all proceeds.

CUSIP NO. 298 412 10 7            SCHEDULE 13D                 PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      550 DIGITAL MEDIA VENTURES INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        4,679,686
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     4,679,686
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,679,686
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      15.5% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on 30,214,001 shares outstanding: (1) 28,745,469 shares outstanding as of December 1, 2003 as reported in eUniverse, Inc.'s Proxy Statement on
      Schedule 14A filed with the SEC on December 30, 2003 and (2) an additional 1,468,532 shares (assuming conversion today of all of the Series B Preferred Stock held by 550 DMV) for purposes of Rule 13d-3(d) of the Exchange Act of 1934, as amended.

            This Amendment No. 5 amends and supplements the statement on
Schedule 13D, as amended (the "Schedule 13D") originally filed with the SEC on September 19, 2000 and amended on August 10, 2001, October 25, 2001, July 25, 2003 and October 24, 2003 by Sony Corporation of America ("SCA"), a New York corporation, Sony Music Entertainment Inc. ("Sony Music"), a Delaware corporation, and 550 Digital Media Ventures Inc. ("550 DMV"), a Delaware corporation, relating to the common stock, par value $0.001 per share (the "Common Stock") of eUniverse, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

      SCA has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of SCA is the manufacture and sale, through its subsidiaries, of audio, video, communications and information technology products for the consumer and professional markets, and the music, motion picture, television and online entertainment businesses.

      Sony Music, an indirect wholly owned subsidiary of SCA, has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of Sony Music is the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres worldwide.

      550 DMV, which is owned by Sony Music and SCA, has its principal executive offices at 550 Madison Avenue, New York, New York 10022. The principal business of 550 DMV is investment in and incubation of digital media technology companies.

      Sony Music and SCA are deemed the beneficial owners of the 4,679,686 shares of eUniverse Common Stock held through 550 DMV.

      Sony Music and SCA are deemed the beneficial owners of 25,000 shares of eUniverse Common Stock issuable upon the exercise of stock options held by Thomas Gewecke (See Item 6, below).

      The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Schedule A, B or C as the case may be, and Schedules A, B and C are incorporated herein by reference.

      None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Schedule A, B or C to the Schedule 13D, as appropriate, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following thereto:

      On October 31, 2003, 550 DMV, the Company and VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P., and VantagePoint Venture Partners IV Principals Fund, L.P. (collectively, the "Funds") entered into a Consent and Waiver Agreement, pursuant to which, VP Alpha LLC partially exercised the Option for the purchase of 454,545 Series B shares held by 550 DMV for an exercise price of $500,000. Pursuant to the Consent and Waiver Agreement
(a) 550 DMV released any potential claims it may have had against the Company, except as related to the DMV Note (as defined in the Consent and Waiver Agreement) and certain rights to online advertising impressions, if any, (b) the


                               Page 5 of 8 Pages

Option Agreement was amended to (i) extend the Termination Date (as defined in the Option Agreement) from January 16, 2004 until April 16, 2004 and (ii) allow partial exercise of the Option by the holder thereof, (c) 550 DMV consented to the terms of the Stock Purchase Agreement, dated as of October 31, 2003, between the Funds and the Company, and all related transactions contemplated thereunder, and (d) the Company agreed to provide to 550 DMV a replacement note for the DMV
Note in the amount of $2,403,528, reflecting the conversion of all accrued and unpaid interest on the DMV Note to principal.

      Also on such date, 550 DMV entered into a Voting Agreement (the "Voting Agreement") with the Company and the Funds. Under the Voting Agreement, 550 DMV agreed that, at any meeting of the stockholders of the Company, or in connection with any action proposed to be taken by the stockholders of the Company, it will vote in favor of the approval of the transactions contemplated by the Stock Purchase Agreement. 550 DMV has also granted an irrevocable proxy to VantagePoint Venture Partners IV(Q), L.P. with respect to the shares 550 DMV is entitled to vote in connection therewith . During the term of the Voting Agreement, 550 DMV has agreed not to sell, assign, transfer, pledge or otherwise dispose of any of the shares subject to the Voting Agreement. The Voting Agreement terminates on the first to occur of (i) the closing of all transactions contemplated under the Stock Purchase Agreement; (ii) the termination of such transactions; or (iii) the completion of a stockholder vote in connection with all such transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) Items 5(a) is hereby amended as follows:

            As of the close of business on January 23, 2004:

            (i) 550 DMV beneficially owns 4,679,686 shares of Common Stock which constitute approximately 15.5% of the shares of Common Stock outstanding;

            (ii) Each of SCA and Sony music beneficially owns 4,704,686 shares of Common Stock, consisting of the 4,679,686 shares of Common Stock held by 550 DMV and 25,000 shares of Common Stock issuable upon the exercise of stock options held by Thomas Gewecke (See Item 6 of the Schedule 13D). Such shares constitute approximately 15.6% of the shares of Common Stock outstanding.

            (b) Item 5(b) is hereby amended as follows:

            550 DMV has the shared power to vote or direct the vote and to dispose or to direct the disposition of the 4,679,686 shares reported herein as being beneficially owned by it. Each of SCA and Sony Music has the shared power to vote or direct the vote of 4,679,686 shares and to dispose or to direct the disposition of 4,704,686 shares.

            (c) Item 5(c) is hereby amended as follows:

      On October 31, 2003, VP Alpha LLC partially exercised the Option (See Item 4, above). In connection with such exercise, 550 DMV sold 454,545 Series B shares (which are currently convertible into 454,545 shares of Common Stock) to VP Alpha LLC for an exercise price of $500,000.

      In October 2003, Thomas Gewecke resigned as a director of the Company. At such time, 25,000 unvested options to purchase shares of Common Stock held by Mr. Gewecke expired due to Mr. Gewecke's resignation. Until such expiration, Sony Music held the right to direct Mr. Gewecke to exercise such options and dispose of the underlying shares of Common Stock.

      Set forth below is a description of all transactions in shares of Common Stock that were effected by the Reporting Persons during the past sixty days. All such transactions were sales of shares of Common Stock effected on the open market by 550 DMV.


                               Page 6 of 8 Pages

--------------------------------------------------------------------------------
Date                             Number of Shares                Price Per Share
----                             ----------------                ---------------
--------------------------------------------------------------------------------
January 21, 2004                           27,200                          $2.33
--------------------------------------------------------------------------------
January 21, 2004                            2,500                          $2.36
--------------------------------------------------------------------------------
January 22, 2004                           16,000                          $2.18
--------------------------------------------------------------------------------
January 22, 2004                           57,300                          $2.23
--------------------------------------------------------------------------------
January 22, 2004                            3,000                          $2.27
--------------------------------------------------------------------------------
January 22, 2004                            7,500                          $2.28
--------------------------------------------------------------------------------
January 22, 2004                            6,000                          $2.30
--------------------------------------------------------------------------------
January 22, 2004                           12,500                          $2.33
--------------------------------------------------------------------------------
January 23, 2004                           23,000                          $2.18
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 of this Amendment No. 5.

Item 6 is hereby amended and supplemented by adding the following thereto:

In October 2003, Thomas Gewecke resigned as a director of the Company. At such time, 25,000 unvested options to purchase shares of Common Stock held by Mr. Gewecke expired due to Mr. Gewecke's resignation. Until such expiration, Sony Music held the right to direct Mr. Gewecke to exercise such options and dispose of the underlying shares of Common Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following thereto:

99.1 550 DMV Consent and Waiver Agreement, dated as of October 31, 2003, between eUniverse, Inc., 550 Digital Media Ventures, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., and VantagePoint Venture Partners IV Principals Fund, L.P. (Incorporated by reference to Exhibit 13 to the Schedule 13D filed with the Securities and Exchange Commission on November 4, 2003 by VP Alpha Holdings IV, L.L.C., VantagePoint Venture Associates IV, L.L.C., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. , VantagePoint Venture Partners IV Principals Fund, L.P, James
D. Marver and Alan E. Salzman)

99.2 Voting Agreement, dated as of October 31, 2003, between eUniverse, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and the stockholder(s) of eUniverse, Inc. named therein (Incorporated by reference to Exhibit 14 to the Schedule 13D filed with the Securities and Exchange Commission on November 4, 2003 by VP Alpha Holdings IV, L.L.C., VantagePoint Venture Associates IV, L.L.C., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. , VantagePoint Venture Partners IV Principals Fund, L.P, James D. Marver and Alan E. Salzman)


                               Page 7 of 8 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2004


                                 SONY CORPORATION OF AMERICA

                                 By: /s/
                                     -------------------------------------------
                                     Name:  Steve Kober
                                     Title: Senior Vice President and Controller


                                 SONY MUSIC ENTERTAINMENT INC.

                                 By: /s/
                                     -------------------------------------------
                                     Name:  Frank Crimmins
                                     Title: Senior Vice President and Controller


                                 550 DIGITAL MEDIA VENTURES INC.

                                 By: /s/
                                     -------------------------------------------
                                     Name:  Mark Eisenberg
                                     Title: Senior Vice President and General
                                            Counsel


                               Page 8 of 8 Pages

                                   SCHEDULE A

         EXECUTIVE OFFICERS AND DIRECTORS OF SONY CORPORATION OF AMERICA

      The following description sets forth (i) the name and title of each executive officer and director of Sony Corporation of America, and (ii) each such individual's business address and present principal occupation. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 550 Madison Avenue, New York, New York 10022.

Name                    Present Principal Occupation or Employment

Nobuyuki Idei*          Chairman of the Board. Chairman, Group Chief Executive
                        Officer and Director of Sony Corporation.**

Kunitake Ando*          Director. President, Group Chief Operating Officer and
                        Director of Sony Corporation.**

Howard Stringer         Director, Chairman, Chief Executive Officer and
                        President, Sony Group Americas Representative, Corporate
                        Executive Officer, Vice Chairman and Officer in charge of Entertainment Business Group, and Director of Sony
                        Corporation

Teruo Masaki*           Director. Corporate Senior Executive Vice President and
                        Group General Counsel, Corporate Executive Officer and
                        Director of Sony Corporation.**

Ken Kutaragi*           Director. Executive Deputy President, Corporate
1-1 Akasaka 7-Chome,    Executive Officer, Officer in Charge of Games Business
Minato-ku, Tokyo,       Group and Broadband Network Company and Director of Sony
107-0052 Japan          Corporation.**

H. Paul Burak           Director. Partner, Katten Muchin Zavis Rosenman.
575 Madison Avenue
New York, NY 10022

Teruhisa Tokunaka*      Director. Executive Deputy President and Group Chief
                        Strategy Officer, Representative Corporate Executive
                        Officer, Officer in Charge of Personal Solutions
                        Business Group and Network Application and Content
                        Service Sector of Sony Corporation.**

Kenji Kitatani*         Executive Vice President.

Nicole Seligman         Executive Vice President, General Counsel and Secretary.

Robert Wiesenthal       Executive Vice President and Chief Financial Officer.

Emily Susskind          Executive Vice President.

Mary Jo Green           Senior Vice President and Treasurer.

Karen Halby             Senior Vice President.
555 Madison Avenue
New York, NY 10022

Steven Kober            Senior Vice President and Controller.

*     Citizen of Japan.

** The principal business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.

                                   SCHEDULE B

        EXECUTIVE OFFICERS AND DIRECTORS OF SONY MUSIC ENTERTAINMENT INC.

      The following description sets forth (i) the name and title of each executive officer and director of Sony Music Entertainment Inc., and (ii) each such individual's business address and present principal occupation. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 550 Madison Avenue, New York, New York 10022.

Name                    Present Principal Occupation or Employment

Howard Stringer         Director. Chairman, Chief Executive Officer and
                        President of SCA, Sony Group Americas Representative,
                        Corporate Executive Officer, Vice Chairman and Officer in charge of Entertainment Business Group, and Director of Sony Corporation

Norio Ohga*             Director. Retired. Honorary Chairman of Sony
                        Corporation.**

Nobuyuki Idei*          Director. Chairman of the Board, Representative Director
                        and Chief Executive Officer of Sony Corporation.**

Kenichiro Yonezawa*     Director. Corporate Executive Vice President in charge
                        of Corporate Human Resources and Corporate General
                        Affairs of SCA.**

Andrew Lack             Director, Chairman and Chief Executive Officer.

Frank Stanton           Director. Retired.
25 West 52nd Street
14th Floor
New York, NY 10019

Ken Kutaragi*           Director. President and Chief Executive Officer of Sony
1-1 Akasaka 7-Chome,    Computer Entertainment Inc.
Minato-ku, Tokyo,
107-0052 Japan

Masao Morita*           Director. President of Sony Music Entertainment Japan.
4-5 Rokubancho
Chiyoda-ku, Tokyo,
102-8353 Japan

H. Paul Burak           Director. Partner, Katten Muchin Zavis Rosenman.
575 Madison Avenue
New York, NY 10022

Teruo Masaki*           Director. Corporate Senior Executive Vice President and
                        Director of Sony Corporation.**

Teruhisa Tokunaka*      Director. Executive Deputy President, Chief Financial
                        Officer and Representative Director of Sony
                        Corporation.**

Kunitake Ando*          Director. President, Chief Operating Officer and
                        Representative Director of Sony Corporation.**

Robert Bowlin           Executive Vice President.

Michele Anthony         Executive Vice President.

Lisa Weiss              Senior Vice President, General Counsel and Secretary.

Barry Ilberman          Senior Vice President, Administration & Personnel.

Kevin Kelleher          Executive Vice President and Chief Financial Officer.

Wilbert Howey           Senior Vice President, Chief Information Officer.

Frank Crimmins          Senior Vice President and Controller.

Mary Jo Green           Senior Vice President and Treasurer. Senior Vice
                        President and Treasurer of SCA.

Philip Wiser            Senior VP, Digital Services Group and Chief Technology
                        Officer, SMEI

*     Citizen of Japan.

** The principal business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.

                                   SCHEDULE C

       EXECUTIVE OFFICERS AND DIRECTORS OF 550 DIGITAL MEDIA VENTURES INC.

      The following description sets forth (i) the name and title of each executive officer and director of 550 Digital Media Ventures Inc., and (ii) each such individual's business address and present principal occupation. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 550 Madison Avenue, New York, New York 10022.

Name                    Present Principal Occupation or Employment

Phil Wiser              President.

Thomas Gewecke          Vice President. Senior Vice President, New Technology
                        and Business Development of Sony Music.

Karen Halby             Vice President, Director of Taxes. Senior Vice
555 Madison Avenue      President, SCA.
New York, NY 10022

Teruo Masaki*           Director. Corporate Senior Executive Vice President and
                        Director of Sony Corporation.**

Howard Stringer         Director. Chairman, Chief Executive Officer and
                        President of SCA, Sony Group Americas Representative,
                        Corporate Executive Officer, Vice Chairman and Officer in charge of Entertainment Business Group, and Director of Sony Corporation

Robert Wiesenthal       Director, Vice President.

Mary Ellen Palmacci     Vice President, Payroll.

Kevin M. Kelleher       Director. Executive Vice President and Chief Financial
                        Officer, Sony Music.

Mark Eisenberg          Secretary.

Frank Crimmins          Treasurer. Senior Vice President, Worldwide Business
                        Development, Sony Music.

Robert M. Bowlin        Director. Executive Vice President, Sony Music.

Yair Landau             Director.

*     Citizen of Japan.

** The principal business address of Sony Corporation is 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan.